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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Drilling Extends Mineralization to Depth at Thorn Property, BC
Includes 123 metres of 402.5 g/t AgEq

KSK12-10

Vancouver, BC - November 26, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports the results of the final six holes from phase two 2012 drilling at the Thorn Property have been received from funding partner Brixton Metals Corporation. Brixton is earning a 51% interest in the property by funding exploration expenditures totaling $5 million and by making staged cash and share payments. Kiska estimates that Brixton has less than $1 million in remaining expenditures (subject to final expenditure report) to earn its interest. At Kiska’s election, Brixton can earn an additional 14% (totaling 65%) interest by funding a further $10 million in exploration on the property. Brixton is the project operator.

The program was successful in expanding precious and base metal-rich Oban Breccia Zone mineralization at depth and to the south.  Mineralization has now been intersected in drilling over an area of 130 metres in a north-south direction, up to 100 metres in width and to a depth of approximately 325 metres. The Oban Breccia Zone remains open at depth to the south. A total of 1,738 metres were drilled in 13 NQ diamond drill holes in the phase two program.  The depth of the holes ranged from 45 metres to 338 metres.

Highlights of the final six holes include:

•

Confirmation that the Oban Breccia Zone is plunging to the south and open in that direction

•

Preliminary indication of increasing copper values with depth with corresponding decrease in lead-zinc values.

“These final holes from the 2012 campaign are important in that they show that mineralization is steeply plunging and open to the south,” stated Jason Weber, P.Geo., President and CEO of Kiska. “Combined with the apparent metal zonation from lead-zinc rich to copper rich sulphide mineralization at depth, the Oban Breccia Zone is proving to be a dynamic system that has potential to be larger than the surficial footprint would suggest.”

Thorn 2012 Phase Two Drilling – Significant Intersections:

Hole ID	From	To	Interval	Silver	Gold	Copper	Lead	Zinc	AgEq
	(metre)	(metre)	(metre)	g/t	g/t	%	%	%	g/t
THN12-81	26.0	75.0	49.0	35.0	0.33	0.03	0.21	0.34	71.6
including	26.0	40.0	14.0	58.8	0.86	0.01	0.33	0.36	127.4
THN12-82	35.0	62.0	27.0	45.2	0.55	0.01	0.17	0.64	99.5
including	35.0	55.0	20.0	56.9	0.66	0.01	0.20	0.80	123.2
THN12-83*	24.0	174.5	150.5	165.3	1.37	0.11	0.92	1.25	314.6
including	24.0	97.7	73.7	284.2	1.49	0.12	1.31	1.78	466.3
THN12-84	26.0	336.0	310.0	105.8	0.71	0.03	0.90	1.76	223.5
including	26.0	227.0	201.0	145.0	0.95	0.05	1.26	2.35	303.6
including	44.0	167.0	123.0	190.7	1.19	0.06	1.74	3.25	402.5
including	104.0	121.0	17.0	251.5	1.45	0.05	2.78	3.99	526.1
THN12-85	30.0	52.0	22.0	39.4	0.56	0.04	0.21	2.69	155.7
including	38.0	46.0	8.0	76.4	1.01	0.09	0.45	6.83	345.9
THN12-85	261.0	327.0	66.0	17.8	0.39	0.59	0.16	0.16	115.0
including	264.0	294.0	30.0	30.9	0.48	1.18	0.25	0.23	203.4

*Previously released November 5, 2012.

Drill holes THN12-84 and -85 were collared from the same setup as drill hole THN12-83 (azimuth of 170 degrees and a dip of -50 degrees to a depth of 209.7 metres). THN12-84 was drilled at a dip of -63 degrees on the same azimuth as THN12-83. THN12-84 was drilled at -75 degrees, intersecting higher copper grades at depth (from 261 metres) indicating a potential zonation to higher temperature mineralization at depth. To view a cross-section of holes THN12-84 and THN12-85, click on the following link http://www.kiskametals.com/s/ThornMaps_Photos.asp

Drill holes THN12-81 and -82 were collared 45 metres east of THN12-83, and drilled at an azimuth of 325 degrees with a dip of -60 and -45 degrees, respectively. Both were short holes intersecting breccia-hosted mineralization. The final two holes of the program, THN12-86 and -87, were collared on the northeast margin of the breccia, intersecting sporadic mineralization in Thorn Stock intrusive rocks.

Brixton is planning further drilling at the Oban Breccia Zone in 2013.

About the Thorn Property

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. High sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization in diorite porphyry intrusive rocks make up the dominant exploration targets on the property.

Qualified Person Statement

The content of this release has been reviewed by Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person under the terms of National Instrument 43-101.

Sealed samples were shipped by the Brixton geologists to ALS Minerals preparation lab in Whitehorse, Yukon. ALS Minerals laboratories are registered to ISO 9001:2008 and ISO 17025 accreditations for laboratory procedures.  Blank, duplicate and certified reference materials were inserted into the sample stream. Analysis for gold was done by Fire Assay with AA finish.  All other elements were analyzed by Aqua Regia Digest with ICP-AES finish. Silver over-limits were analyzed by fire assay with gravimetric finish. Base metal over-limits were analyzed with Aqua Regia Digest and AA finish.

Silver equivalent (AgEq) values were calculated using $1,088 per ounce of gold, $19.62 per ounce of silver, $3.20 per pound for copper, $0.80 per pound of lead and $0.80 per pound of zinc. Metal recoveries are currently not known, therefore the silver equivalent calculation assumes 100% recoveries for all metals.

AgEq = Ag g/t + (Au g/t x 34.98/0.63) + (Pb% x 17.64/0.63) + (Zn% x 17.64/0.63) + (Cu% x 70.55/0.63)

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov

Oban Plan Map

KISKA METALS CORPORATION

Oban Zone
A
A'
N
6492000 N
6491900 N
6491800 N
628700 E
628800 E
628900 E
Open
Open
Drillholes Plan Map
Legend
2012 Phase 2 Drillhole
2012 Phase 1 Drillhole
Historic Drillhole
Drill Trace
Approximate surface projection of mineralization
November 2012
THN12-82
THN12-81
THN12-80
THN12-86
THN12-87
THN12-75
THN12-76
THN12-79
THN12-78
THN12-85
THN12-83
THN12-84
THN12-83
150.50m of 314.58g/t AgEq
including
73.70m of 466.28g/t AgEq
THN11-60
95m of 904 g/t AgEq
THN12-85
66m of 115.00g/t AgEq
including
30m of 203.41g/t AgEq
THN12-84
310m of 223.51g/t AgEq
including 201m of 303.64g/t AgEq
including 123m of 402.52g/t AgEq
(190.68 g/t Ag, 1.19 g/t Au,
3.25% Zn, 1.74% Pb)
AgEq g/t
Weighted Average
50 - 100 g/t AgEq
100 - 200 g/t AgEq
200 - 300 g/t AgEq
300 - 400 g/t AgEq
400 - 3,633 g/t AgEq
0
50
metres

Oban Cross Section

Oban Zone
Cross Section A-A'
Looking ENE
Section Mid-Point
628780m E, 6491960N
(30 m slice)
Thorn Stock
900 Elev
800 Elev
700 Elev
600 Elev
Oban Breccia
THN11-60
95m of 904 g/t AgEq
THN12-83
150.50m of 314.58g/t AgEq
including
73.70m of 466.28g/t AgEq
Mineralized Zone
Chalcopyrite zone
TD 209.70m
THN12-85
66m of 115.00g/t AgEq
including
30m of 203.41g/t AgEq
THN12-84
310m of 223.51g/t AgEq
including 201m of 303.64g/t AgEq
including 123m of 402.52g/t AgEq
(190.68 g/t Ag, 1.19 g/t Au,
3.25% Zn, 1.74% Pb)
AgEq g/t
Weighted Average
50 - 100 g/t AgEq
100 - 200 g/t AgEq
200 - 300 g/t AgEq
300 - 400 g/t AgEq
400 - 3,633 g/t AgEq
6492000 N
6491900 N
6491800 N
6491700 N
Open
TD 337.72m
TD 337.72m

Oban 3D

KISKA METALS CORPORATION

Plan View - 850m RL
Plan View - 800m RL
930.4538
850
800
750
Z
700
650
560.8794
Y
628607.8
628700
628750
X
628800
628904
N